UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
30 May 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alon USA Energy, Inc.

File No. 1-32567 -- CF# 30851

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Alon USA Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2014.

Based on representations by Alon USA Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.76	through May 31, 2018
Exhibit 10.80	through May 31, 2018
Exhibit 10.82	through May 31, 2018
Exhibit 10.84	through May 31, 2018
Exhibit 10.86	through May 31, 2018
Exhibit 10.87	through May 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary